EXHIBIT 2

November 1, 2013

Board of Directors
Solitron Devices, Inc.
West Palm Beach, FL 33407

Dear Board of Directors:

We are writing this letter to formally request a meeting with Solitron Devices’ board of directors (Shevach Saraf, Joseph Gerrity, and Sidney Kopperl). We would like to discuss Solitron’s capital allocation strategy with the board as well as discuss shareholder representation on Solitron’s board. Set forth below is background relating to our request.

Groveland Capital and accounts controlled by Seth Barkett collectively own 206,200 shares of Solitron’s common stock representing approximately 9.5% of the Company’s outstanding common stock.

We purchased shares of Solitron Devices because we believed and continue to believe that the Company’s common stock is significantly undervalued. While we believe Solitron's leadership has done a good job managing the Company from an operational perspective, we believe Solitron’s leadership has done a poor job managing the Company from a capital allocation perspective.  In this regard, we believe it is very important that Solitron's board be accountable to shareholders.

Over the past year, we have attempted to engage in friendly and constructive dialogue with the Company’s Chairman and CEO, Shevach Saraf. Recently, we requested a Company visit where we hoped to meet with Mr. Saraf as well as the Company’s other two board members, Mr. Gerrity and Mr. Kopperl. In response, we received an email from Solitron’s legal counsel describing how to communicate with board members pursuant to Solitron’s policy.

We believe capital allocation is an important issue that Solitron’s shareholders want the board to address. Unfortunately, we feel there has been a lack of transparency over the years regarding this issue. As significant shareholders of Solitron Devices, we believe board accountability and transparency are very important. We look forward to hearing from you.

Best regards,

Nick Swenson                          Seth Barkett
(612) 843-4301                       (248) 925-6268

3033 Excelsior Blvd., Ste. 560, Minneapolis, MN 55416